UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY  10606

BUNGE RETIREMENT SAVINGS PLAN

NOTE:           All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	15

EXHIBIT INDEX	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2010 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri

June 22, 2011

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	2010	2009

INVESTMENTS — Plan interest in Bunge Defined Contribution Plans Master Trust:
Interest bearing cash	$1,584,877	$1,169,343
Mutual funds	139,226,236	126,603,589
Interest in Bunge Limited common shares	11,011,278	10,333,885
Common stock	1,140,967	1,018,525

Total Plan interest in Bunge Defined Contribution Plans Master Trust	152,963,358	139,125,342

RECEIVABLES:
Notes receivable from participants	2,407,498	2,168,589
Participant contributions	286,028	300,584
Employer contributions	356,949	319,077

Total receivables	3,050,475	2,788,250

NET ASSETS AVAILABLE FOR BENEFITS	$156,013,833	$141,913,592

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

ADDITIONS:
Participant contributions	$9,414,275	$9,227,161
Rollover contributions	507,683	1,315,503
Employer contributions	4,516,683	4,443,786
Interest income on notes receivable from participants	105,753	125,144
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	2,647,912	2,398,456
Investment income — interest	43,595	166,593
Net appreciation in value of investments	11,247,122	23,890,868

Total Plan interest in Bunge Defined Contribution Plans Master Trust investment gain	13,938,629	26,455,917

Plan transfers	65	44,827

Total	28,483,088	41,612,338

DEDUCTIONS:
Benefits paid to participants	14,306,950	11,064,524
Administrative expenses	75,897	77,753

Total	14,382,847	11,142,277

INCREASE IN NET ASSETS	14,100,241	30,470,061

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	141,913,592	111,443,531

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$156,013,833	$141,913,592

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.                      BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”) was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments in mutual funds, Bunge Limited common shares and other common stock holdings are stated at estimated fair values which are based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in a Trust which holds various securities, including mutual funds, Bunge Limited common shares, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Pronouncements — ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.

ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

2.                      PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Retirement Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as recordkeeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.                     CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their base salary on a pre-tax basis. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2010 and 2009 could not exceed $16,500. However, in 2010 and 2009, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service (“IRS”) discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (“the Fund”). The Fund pools participants’ money with that of other employees to buy common shares of Bunge Limited as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Fund, less any expenses accrued against the Fund.  Participant’s ownership in the Fund is measured in units of the Fund instead of common shares.

Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.                      NOTES RECEIVABLE FROM PARTICIPANTS

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2010, participant loans bear interest rates from 3.75% to 8.75% and maturities through May 2038.

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Plan administrator by a letter, dated January 13, 2009, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2010, are disclosed in the supplemental schedule of assets held for investment purposes. Fees paid by the Plan for the investment management services were $75,897 and $77,753 for the years ended December 31, 2010 and 2009, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Common Stock Fund which holds Bunge Limited common shares as well as short-term investments. Bunge Limited is the parent company of the sponsoring employer. The Fund held 175,850 and 169,731 common shares of Bunge Limited at December 31, 2010 and 2009, respectively, of which 168,060 and 161,897 shares were allocated to the Plan at December 31, 2010 and 2009, respectively. During 2010 and 2009, the Plan recorded dividend income of $148,481 and $423,039, respectively, and net appreciation in fair value of $411,322 and $1,669,361, respectively, from Bunge Limited common shares.

8.                      INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Plans Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating Plan.

The investments of the Trust at December 31, 2010 and 2009, are summarized as follows

	2010	2009

Cash	$1,660,457	$1,199,153

Investments — at fair value:
Mutual funds:
Bond	19,827,329	18,684,702
International	10,865,053	10,049,650
Large Cap	60,678,702	57,156,854
Mid Cap	8,938,703	6,125,351
Small Cap	4,832,664	3,414,825
Specialty	1,135,152	557,158
Short Term	21,154,856	23,331,399
Blends	17,717,076	13,395,913
Other	1,638,798	1,325,057
Interest in Bunge Limited common shares	11,521,692	10,833,930
Common stock	1,252,567	1,098,907

Total investment at fair value	159,562,592	145,973,746

Total	$161,223,049	$147,172,899

The Plan’s interest in the net assets of the Trust was approximately 95% at December 31, 2010 and 2009.

The net investment earnings of the Trust for the years end December 31, 2010 and 2009, are summarized below:

	2010	2009

Net investment earnings:
Mutual funds:
Bond	$486,163	$1,765,105
International	783,072	1,981,490
Large Cap	5,416,231	14,380,310
Mid Cap	1,761,281	1,567,582
Small Cap	950,631	874,289
Specialty	182,289	106,710
Blends	1,497,001	2,402,567
Other	281,981	281,749
Interest in Bunge Limited common shares	424,840	1,749,685
Common stock	57,179	265,643
Dividend income	2,772,086	2,523,808
Interest income	46,149	176,056

Net investment earnings of the Bunge Defined Contribution Plans Master Trust	$14,658,903	$28,074,994

9.                      INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are as follows:

	2010	2009

Vanguard Prime Money Market Fund	$19,887,586	$22,060,098
Fidelity International Discovery Fund *	9,564,862	8,922,010
Fidelity Total Bond Fund *	16,596,461	15,658,330
Janus Adviser Forty Fund — Class S	24,126,811	24,031,368
T. Rowe Price Value Fund	13,058,836	11,687,182
Vanguard Institutional Index Fund — Institutional Shares	20,117,332	17,827,207
Interest in Bunge Limited common shares *	11,011,278	10,333,885

*                 Represents party-in-interest.

During the years ended December 31, 2010 and 2009, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Net appreciation in fair value of investments:
Mutual funds:
Bond	$473,852	$1,710,989
International	744,895	1,873,017
Large Cap	5,100,091	13,458,315
Mid Cap	1,703,617	1,513,478
Small Cap	927,463	855,173
Specialty	180,346	104,301
Blends	1,381,867	2,179,811
Other	277,816	281,858
Interest in Bunge Limited common shares	411,322	1,669,361
Common stock	45,853	244,565
Dividend income	2,647,912	2,398,456
Interest income	43,595	166,593

Net appreciation in Plan interest in Bunge Defined Contribution Plans Master Trust	$13,938,629	$26,455,917

10.               FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 — Quoted prices in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

Interest in Bunge Limited common shares represents participant investments in the Fund and is valued based upon unitized value of the quoted market price of the underlying common shares.

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment at December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$19,827,329	$—	$—	$19,827,329
International	10,865,053	—	—	10,865,053
Large Cap	60,678,702	—	—	60,678,702
Mid Cap	8,938,703	—	—	8,938,703
Small Cap	4,832,664	—	—	4,832,664
Specialty	1,135,152	—	—	1,135,152
Short Term	21,154,856	—	—	21,154,856
Blends	17,717,076	—	—	17,717,076
Other	1,638,798	—	—	1,638,798
Interest in Bunge Limited common shares	—	11,521,692	—	11,521,692
Common stock	1,252,567	—	—	1,252,567

Total	$148,040,900	$11,521,692	$—	$159,562,592

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,684,702	$—	$—	$18,684,702
International	10,049,650	—	—	10,049,650
Large Cap	57,156,854	—	—	57,156,854
Mid Cap	6,125,351	—	—	6,125,351
Small Cap	3,414,825	—	—	3,414,825
Specialty	557,158	—	—	557,158
Short Term	23,331,399	—	—	23,331,399
Blends	13,395,913	—	—	13,395,913
Other	1,325,057	—	—	1,325,057
Interest in Bunge Limited common shares	—	10,833,930	—	10,833,930
Common stock	1,098,907	—	—	1,098,907

Total	$135,139,816	$10,833,930	$—	$145,973,746

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2010 and 2009. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment at December 31, 2010 and 2009.

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$19,258,302	$—	$—	$19,258,302
International	10,336,715	—	—	10,336,715
Large Cap	57,302,979	—	—	57,302,979
Mid Cap	8,658,686	—	—	8,658,686
Small Cap	4,710,946	—	—	4,710,946
Specialty	1,119,473	—	—	1,119,473
Short Term	19,887,586	—	—	19,887,586
Blends	16,322,764	—	—	16,322,764
Other	1,628,785	—	—	1,628,785
Interest in Bunge Limited common shares	—	11,011,278	—	11,011,278
Common stock	1,140,967	—	—	1,140,967

Total	$140,367,203	$11,011,278	$—	$151,378,481

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$18,176,987	$—	$—	$18,176,987
International	9,509,135	—	—	9,509,135
Large Cap	53,545,756	—	—	53,545,756
Mid Cap	5,914,956	—	—	5,914,956
Small Cap	3,337,495	—	—	3,337,495
Specialty	545,210	—	—	545,210
Short Term	22,060,098	—	—	22,060,098
Blends	12,188,895	—	—	12,188,895
Other	1,325,057	—	—	1,325,057
Interest in Bunge Limited common shares	—	10,333,885	—	10,333,885
Common stock	1,018,525	—	—	1,018,525

Total	$127,622,114	$10,333,885	$—	$137,955,999

11.               PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

12.               SUBSEQUENT EVENT

Effective January 1, 2011, the Plan was amended to provide that EGT, LLC is a participating employer in the Plan and to reflect the Plan’s status as a multiple employer plan. As of January 1, 2011, there were no EGT employees in the Plan.

******

SUPPLEMENTAL SCHEDULE

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

	Number of		Current
Description	Shares/Units	Cost**	Value

INTEREST IN INTEREST BEARING CASH			$1,584,877

INTEREST IN MUTUAL FUNDS:
American Century Heritage Fund — Investor Class	171,270.471		3,593,254
American Century Real Estate Fund — Investor Class	61,006.700		1,119,473
*Fidelity Freedom Income	52,156.634		588,327
*Fidelity Freedom 2000	13,087.082		156,260
*Fidelity Freedom 2005	3,906.206		42,226
*Fidelity Freedom 2010	73,028.811		992,462
*Fidelity Freedom 2015	285,068.423		3,232,676
*Fidelity Freedom 2020	318,906.039		4,397,714
*Fidelity Freedom 2025	204,962.697		2,361,170
*Fidelity Freedom 2030	125,465.009		1,727,653
*Fidelity Freedom 2035	70,934.532		813,619
*Fidelity Freedom 2040	125,190.460		1,002,776
*Fidelity Freedom 2045	74,645.050		708,382
*Fidelity Freedom 2050	31,929.661		299,500
*Fidelity International Discovery Fund	289,493.398		9,564,862
*Fidelity Stock Selector Small Cap Fund	44,370.721		821,302
*Fidelity Total Bond Fund	1,548,177.321		16,596,461
*Fidelity Spartan International Index Fund — Investor Class	21,946.349		771,853
Janus Adviser Forty Fund — Class S	724,746.485		24,126,811
T. Rowe Price Value Fund	559,504.536		13,058,836
Vanguard Institutional Index Fund — Institutional Shares	174,918.115		20,117,332
Vanguard Long-Term Bond Index Fund — Investor Shares	211,571.156		2,547,317
Vanguard Mid-Cap Index Fund — Institutional Shares	248,793.272		5,065,431
Vanguard Small-Cap Index Fund Signal TM Shares	124,150.782		3,889,644
Vanguard Prime Money Market Fund	19,887,585.760		19,887,586
BrokerageLink Account — Mutual Funds			1,628,785
BrokerageLink Account — Bonds			114,524

Total interest in mutual funds			139,226,236

(Continued)

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2010

	Number of		Current
Description	Shares/Units	Cost**	Value

INTEREST IN COMMON STOCK:
*Interest in Bunge Limited common shares			$11,011,278
BrokerageLink Account — Common Stock			1,140,967

Total interest in common stocks			12,152,245

NOTES RECEIVABLE FROM PARTICIPANTS:
*Loan Fund, rates from 3.75% to 8.75%, maturities through May 2038			2,407,498

Total Assets Held at End of Year			$155,370,856

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 22, 2011	By:	/s/ Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm